WILLIAMS LAW GROUP, P.A.
2503 W. Gardner Ct.
Tampa FL 33611
Phone:  813-831-9348
Fax:  813-832-5284
e-mail:  wmslaw@tampabay.rr.com

July 7, 2010

J. Noland McWilliams
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, D.C. 20549-7010

Re: Hermes Jets, Inc.
Registration Statement on Form S-1
Amendment No. 3.
File No. 333-164524

Dear Mr. McWilliams:

We have filed on EDGAR the above Amendment No. 3.

Page number references in the attached Response Table are to pages in the marked copy filed on EDGAR.

Thank you for your consideration.

Sincerely,
/s/  MICHAEL T. WILLIAMS, ESQ.
Michael T. Williams, Esq.

Comment Number	Page[s]	Explanation
1 .	2, 52	The dates have been conformed to the filing date on front and back covers.
2 .	4
We have revised the first paragraph as follows:

Our major business activity will be the global brokerage of executive aircraft to corporations, institutions and wealthy private individuals. We will act as an air charter broker for business and private jets by connecting travelers with executive aircraft that are independently owned and operated by third party companies or individuals.  However, we have not completed all steps necessary to commence operations and have not yet generated any revenues, as described below.

3 .	4	We have revised the net loss for the most recent fiscal year end December 31, 2009 and unaudited period end March 31, 2010. We have disclosed our monthly burn rate.
4 .	4
We have revised the disclosure as by adding the following:

We anticipate that we will complete these start-up tasks within the next three to six months and begin to generate operational revenue from the first quarter in 2011 onwards.

5 .	4
We have revised the first bullet point as follows:

• Sale of all-inclusive travel packages: We will, according to client’s requirements, organize the entire trip and buy flight capacity, secure pilot and cabin crew as well as any additional services the client may wish. Client will be invoiced by Hermes Jets with one single invoice, covering the purchase cost of flight capacity and services.  Depending on the specific needs and requirements submitted by an interested customer, we will either offer a customized all-inclusive travel package or connect the client directly with air carriers, providing flight capacities that meet customer’s aircraft, price and travel date requirements best. In case of an all-inclusive travel package, we will negotiate the various rates directly with the different service providers and submit a detailed proposal to the customer.  Customers will be invoiced by Hermes Jets with a service fee for providing travel management and helpdesk services, and the service providers, such as the charter operator or any other provider, will be invoiced with a commission fee for brokerage services. Customer service fees may range from 10% to 20% on the package price. Commission fees are typically paid as a difference between discounted and retail prices or as a fix percentage of net prices. Best practice commission fees typically range from 5% to 15% based on the net prices.

6 .	4	We have revised all three bullet points to indicate anticipated prices and fees.
7 .	22	We have revised to indicate the name: $20,000 –outsourced to Agenteur: Forster-Huang, an integrated web and database firm
8 .	22
We have revised this disclosure to indicate the potential effect as follows:

While we do not own, operate or maintain any aircraft, commercial aircraft operators are subject to extensive regulatory requirements. Many of these requirements result in significant costs that may adversely affect our business and financial results in that they could result in higher costs to our operators which could be passed along to our customers. For example, the Federal Aviation Administration (FAA) from time to time issues directives and other regulations relating to the maintenance and operation of aircraft, and compliance with those requirements drives significant expenditures. As a result, the overall price of the services we broker could increase, which could lead to decreased sales if customers were not willing to pay higher prices for the services we are brokering.  If we lost customers as a result, our revenues would be reduced.

9 .	29	In response to your comment, we have revised the summary compensation table which clarifies that Michael Williams and Zbyneck Brzon are not directors as such they did not receive any director’s fees.
10 .		Michael Williams is not a director and is not an executive officer of the registrant as that term is defined in Rule 405 of Regulation C and thus his name does not appear in either chart.
11 .		Based on the requirements set forth in Rule 8-08 of Regulation S-X, we have revised the most recent financial statements.
12 .		In response to your comment, we have included a current consent of the independent registered public accounting firm.